July 5, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (650) 213-2956

Mr. Douglas G. Scrivner, General Counsel and Secretary
Accenture Ltd
Canon`s Court
22 Victoria Street
Hamilton HM 12 Bermuda


Re:	Accenture SCA
	Form 10-K filed November 5, 2004
	File No. 0-49713

Dear Mr. Scrivner:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



	                         	Jorge L. Bonilla
				Senior Staff Accountant